UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 0-15386

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation 2001 Associate Stock Purchase Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cerner Corporation
2800 Rock Creek Parkway
North Kansas City, MO 64117

Required Information

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Cerner Corporation 2001 Associate Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cerner Corporation 2001 Associate Stock Purchase Plan (the "Plan") as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Plan's auditor since 2011.
/s/ ARMANINO LLP
St. Louis, Missouri
March 22, 2022

Cerner Corporation 2001 Associate Stock Purchase Plan
Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2021	2020

Contributions receivable	$7,541	$8,213
Refunds payable	(91)	(401)

Net assets available for benefits	$7,450	$7,812

See accompanying notes to financial statements.

Cerner Corporation 2001 Associate Stock Purchase Plan
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
(In thousands)	2021	2020	2019

Participant contributions	$31,783	$32,559	$33,718
Distributions of stock purchases	(32,145)	(32,917)	(34,050)

Decrease in net assets available for benefits	(362)	(358)	(332)

Net assets available for benefits:
Beginning of year	7,812	8,170	8,502

End of year	$7,450	$7,812	$8,170
See accompanying notes to financial statements.

Cerner Corporation 2001 Associate Stock Purchase Plan
Notes to Financial Statements

(1) Description of the Plan

The following description of the Cerner Corporation 2001 Associate Stock Purchase Plan, as amended and restated January 1, 2019 (the "Plan"), is provided for general information purposes only. Reference should be made to the plan agreement for a more complete description of the Plan's provisions.
General

The Plan was initially adopted by the Board of Directors (the "Board") of Cerner Corporation ("Cerner") on March 9, 2001 and initially approved by the shareholders of Cerner on May 25, 2001. The Plan is designed to encourage and assist associates (i.e. employees) of Cerner and Cerner's U.S. based subsidiaries (collectively with Cerner, the "Company"), to acquire an equity interest in Cerner through the purchase of shares of Cerner common stock, par value $0.01 per share ("Common Stock"). The Plan is a non-qualified stock purchase plan and therefore is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan gives all eligible associates the opportunity to purchase Common Stock at below-market prices on the last trading day of each calendar quarter (an "option period"). The Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code (as amended, the "Code"). The Plan is administered by the Compensation Committee of the Board of Directors of Cerner (the "Plan Administrator").

Eligibility

All individuals employed by the Company are eligible to participate in the Plan except for:

•Persons who, as of the date of grant of an option, have been continuously employed by the Company for less than two weeks.
•Persons who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Common Stock.
•Persons who are customarily employed by the Company for less than 20 hours per week or for not more than five months in any calendar year.

Contributions

Participants may elect to make after-tax contributions to the Plan in an amount equal to 1% to 20% of such participant's compensation, subject to annual limitations in accordance with the Plan document. The elected contribution may be changed on a prospective basis effective as to future pay periods as often as desired (but not less than two weeks prior to the desired effective date). Participant contributions are accumulated and held by the Company. The Company remits participant contributions to the Plan at the end of each calendar quarter. The contributions are then used to purchase shares of Common Stock. Participant contributions are fully vested at all times. A participant has no rights as a shareholder until he or she acquires the Common Stock on one of the purchase dates, at which time the participant becomes a shareholder with respect to shares for which payment has been completed as of the close of business on the purchase date.

Distributions

The Plan gives all eligible participants the opportunity to purchase shares of Common Stock at a 15% discount to the closing stock price on the last trading day of the calendar quarter. The Plan has four option periods each calendar year, commencing on January 1, April 1, July 1 and October 1 of each year during which the Plan is in effect. The Company applies the balance of the funds withheld on behalf of each participant to purchase shares of the Common Stock at the end of each calendar quarter and issues the shares to the participant. Participants take ownership of the Common Stock once they have been purchased, subject to the restrictions on transfer described under "Transferability." All stock is held in each individual participant's account; therefore, the Plan does not hold any investments.

Transferability

Any shares of Common Stock issued under the Plan may be freely sold by the Participant at any time following the receipt of shares. But, shares of Common Stock purchased under the Plan may not be transferred or assigned (unless such transfer is for consideration (e.g., a sale of shares)) (to another broker for example) until the earlier of (i) the first year anniversary of the date the shares of Common Stock are issued to the participant; or (ii) the date the participant's employment with the Company and any participating subsidiary thereof ends. Additionally, a participant will not obtain the benefits of Section 423 of the Code (i.e. recognize ordinary income as opposed to capital gains treatment) if a participant disposes of the Common Stock acquired under the Plan within the later of two years from the first day of the applicable option period or one year after the date the Common Stock is transferred to the associate, whichever is later.

Except in the case of death, a participant's right to purchase Common Stock at the end of an option period may not be sold, pledged, assigned, transferred or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process.

Participant Withdrawals

Once associates have enrolled in the Plan, they are not required to re-enroll each option period unless they have withdrawn from the Plan. A participant may withdraw from the Plan by notifying the Company in writing during the option period, provided that such notification is at least three business days prior to the last trading day of the calendar quarter. Upon such a withdrawal, the entire amount contributed to the Plan by the participant (and not yet used to purchase Common Stock) will be refunded without interest as soon as administratively practicable. In the event that a participant notifies the Company within such three day period prior to the last trading day of the option period, the participant will be withdrawn from participating in the next following option period. The participant's election to withdraw from an option period will not have any effect upon his or her eligibility to participate in succeeding option periods that commence following the completion of the option period from which the participant withdraws.

Termination of Employment; Death of Participant

Upon the termination of a participant's employment with the Company for any reason other than death, the funds withheld on behalf of the participant under the Plan will be frozen to future accruals and the participant will be withdrawn from participation in the Plan. Unless there are three or fewer business days between the Participant's termination of employment and the Purchase Date, in which case it may not be administratively practicable to stop a pending purchase, upon the cessation of participation, all amounts then credited to the Participant's Payment Account will be refunded to the Participant and no shares will be purchased on the next upcoming Purchase Date.

As soon as administratively feasible after the death of a participant, any Common Stock and/or cash credited to the participant under the Plan will be delivered to the participant's executor, administrator or other legal representative of the participant's estate.

(2) Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Participant Contributions

Participant contributions are recorded in the period in which funds are withheld from a participant's compensation and are presented net of participant withdrawals.

Stock Purchases on Behalf of Participants

Stock purchases on behalf of participants are recorded in the period in which the funds are used to purchase stock.

Administrative Expenses

Administrative expenses incurred by the Plan are paid by the Company.

(3) Plan Termination

The Board of Directors or Compensation Committee of the Board of Directors has the right under the Plan to amend or terminate the Plan at any time. In the event of termination, all funds withheld and accumulated by the Company on behalf of the participants will be distributed to the participants in accordance with the Plan document.

(4) Tax Status

The Plan is not exempt from taxation under Section 501(a) of the Code; however, the Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423 of the Code. As such, under existing federal income tax laws, the Plan is not subject to federal income tax, therefore, no provision for income taxes is included in the financial statements. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

(5) Subsequent Events

Plan Amendment

The Plan was most recently amended and restated effective as of January 1, 2022. The provisions of the amended and restated Plan apply with respect to the ownership and disposition of shares of Common Stock acquired by associates under the Plan prior to the effective date and with respect to the purchase, ownership and disposition of shares of Common Stock under the Plan on or after the effective date, except and only to the extent the Plan is subsequently amended. Reference should be made to the amended and restated plan agreement for a complete description of the impact of such amendment and restatement. Changes to the Plan effective January 1, 2022 include, but are not limited to the following:

•The mandatory one-year sale restriction for purchased shares no longer applies to past or future shares acquired in the Plan. Therefore, shares issued under the Plan may be freely sold at any time.

•Generally, refunds of Plan account balances will be provided to departing associates during the offering period in which they depart.

Oracle Merger Agreement

On December 20, 2021, Cerner entered into an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the "Merger Agreement") with Cedar Acquisition Corporation ("Merger Subsidiary"), which is a wholly owned subsidiary of OC Acquisition LLC ("Parent"), Parent, which is a wholly owned subsidiary of Oracle Corporation ("Oracle"), and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle. Pursuant to the Merger Agreement, on January 19, 2022, Oracle commenced a cash tender offer (the "Offer") to acquire all of the issued and outstanding shares of Cerner's common stock for a purchase price of $95.00 per share, net to the holders thereof in cash, without interest and subject to any required tax withholding. Following the completion of the Offer, Merger Subsidiary will merge with and into Cerner (the "Merger"), with Cerner continuing as the surviving corporation and as a wholly owned indirect subsidiary of Oracle, at which time the shares of Cerner's common stock would cease to be publicly held. Completion of the Merger is subject to certain conditions, including but not limited to, i) shareholders holding a majority of the outstanding shares of Cerner's Common Stock tendering their shares in the Offer, and ii) receipt of certain regulatory approvals, including the expiration or termination of the waiting periods or the obtaining of the required affirmative approvals applicable to the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and certain foreign antitrust and foreign direct investment laws.

In accordance with the Merger Agreement, no new participants were permitted to participate in the Plan after January 1, 2022 and no current participant was permitted to increase such participant's contribution levels. Additionally, no further offering periods will commence following the close of the offering period that began January 1, 2022. The Plan will be terminated as of a date that is at least five calendar days prior to the expiration date of the Offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CERNER CORPORATION 2001 ASSOCIATE STOCK PURCHASE PLAN

Dated: March 22, 2022	By:	/s/ Mark J. Erceg
Mark J. Erceg Executive Vice President and Chief Financial Officer of Cerner Corporation